                SECURITIES AND EXCHANGE COMMISSION


                      Washington, D.C.  20549

                           SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                               EXCAL ENTERPRISES, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   300902103
                                (CUSIP Number)

       Peter J. Barack, Barack Ferrazzano Kirschbaum Perlman & Nagelberg
        333 WEST WACKER DRIVE, SUITE 2700, CHICAGO, ILLINOIS, (312) 984-3100
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              SEPTEMBER 10, 1998
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

      Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  300902103
    1    NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EP Opportunity Fund, L.L.C.

    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                (a)o
                                                                (b)o
    3            SEC USE ONLY
    4    SOURCE OF FUNDS (See Instructions)

         WC
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                                   o
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
    NUMBER OF SHARES            7         SOLE VOTING POWER
BENEFICIALLY OWNED BY
          EACH                            600,000
REPORTING PERSON WITH
                                8         SHARED VOTING POWER
                                          0
                                9         SOLE DISPOSITIVE POWER
                                          600,000
                                10        SHARED DISPOSITIVE POWER
                                          0
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

         REPORTING PERSON

              600,000
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                  [ ]
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         15.2%
   14    TYPE OF REPORTING PERSON (See Instructions)

         OO

This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Statement") relating to the Common Stock, $.001 par value ("Common Stock"), of Excal Enterprises, Inc., a Delaware corporation (the "Company") previously filed by EP Opportunity Fund, L.L.C., a Delaware limited liability company (the "EPOF"), and Amendment No. 1 filed with respect thereto ("Amendment No 1"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported in Amendment No. 1.

ITEM 4 IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

      The Reporting Person originally acquired the Common Stock for investment purposes, and the Reporting Person intends to continue to evaluate the performance of such Common Stock as an investment in the ordinary course of its business. The Reporting Person generally pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which it invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, the Reporting Person may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing stockholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing the operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the Company's capitalization, and reviewing dividend or compensation policies.

      Additionally, on September 10, 1998, the Reporting Person intends to submit to Mr. R. Park Newton, III, the Chairman of the Board of the Company, and to W. Carey Webb, the Company's President and Chief Executive Officer, with a copy to the Company's Secretary, a request that Mr. Jeffrey Eisenberg, the Manager of Eisenberg Partners, L.L.C., which in turn is the Manager of the Reporting Person, be nominated as a Class III director and that such nomination be included in the Company's proxy statement and form of proxy to be used in connection with the Company's 1998 annual meeting (the "Annual Meeting"). The letter also requests that certain proposals (the "Proposals"), as more fully described below, be placed on the agenda for the Annual Meeting and included in the Company's proxy materials for the Annual Meeting, and states that the Reporting Person currently intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under Delaware law to carry the Proposals.

      The letter also states the intention of the Reporting Person to attend the Annual Meeting and to introduce such Proposals and make such nomination in the event the Company fails to take these steps. The full text of each Proposal is included in the letter to be delivered to the Company, which is filed with this Amendment No. 2 to
Schedule 13D as Exhibit 99.1.

      The Proposals pertain to the following: (i) that "the Board of Directors should take all steps necessary to solicit one or more offers regarding the sale of the Company or all, or substantially all, of its assets followed by a liquidation of the Company, and to negotiate and consummate such transaction on terms which are fair and in the best interests of the stockholders of the Company"; (ii) that "the Board of Directors should terminate the Company's Rights Agreement, dated April 18, 1994, by redeeming the Rights previously issued pursuant to the Rights Agreement, and that any further "Poison Pills" adopted by the Company be subject to the approval of the Company's stockholders"; (iii) that "the first sentence of Section 3.2 of Article III of the Company's Second Amended and Restated Bylaws shall be deleted in its entirety and shall be replaced with the following: `Except as otherwise fixed by or pursuant to the provisions of Article IV of the Amended and Restated Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the

Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, the number of Directors of the corporation shall be three unless otherwise determined from time to time by the stockholders'," and that "Section 3.2 shall otherwise remain unchanged"; and (iv) that the Company reimburse the Reporting Person for all reasonable expenses incurred in connection with soliciting proxies or consents in favor of the above Proposals and the election of Mr. Eisenberg to the Company's Board of Directors.

      The Reporting Person will continue to assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock. The Reporting Person may also commence a proxy contest in connection with the nomination of Mr. Eisenberg to the Board of Directors and may undertake a proxy or consent solicitation for the adoption of the Proposals, and may solicit proxies or consents with respect to, or take such other actions as may be necessary to, unseat any of the current directors of the Company and replace such directors with persons who are in favor of a sale or liquidation of the Company and its assets. Also, the Reporting Person may take other actions to influence the Board of Directors with respect to certain other provisions contained in the Company's Amended and Restated Certificate of Incorporation or Second Amended and Restated Bylaws which the Reporting Person perceives as making it more difficult for the Company's stockholders to call meetings, unseat directors or cause the Company to receive or approve offers to purchase the Company or its assets, or take such other actions or submit such further Proposals as the Reporting Person may deem necessary or advisable to cause the Company to enter into a business combination or similar transaction which is fair and in the best interests of the Company's stockholders. In this regard, the Reporting Person may actively seek offers from real estate investment trusts, investment bankers or other persons to buy the Company or all, or substantially all, of the assets of the Company, and may retain the services of third parties in this regard.

      Except as set forth above, the Reporting Person has no plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5 IS HEREBY AMENDED AS FOLLOWS:

      The percentage ownership represented by the 600,000 shares of Common Stock held by the Reporting Person has increased to 15.2% solely as a result of apparent stock repurchases, and redemptions in connection with various lawsuits, by the Company since the date of Amendment No. 1, as reported in the Form 10-QSB filed by the Company for the quarter ended March 31, 1998.

ITEM 7 IS HEREBY AMENDED AS FOLLOWS:

      Attached hereto as Exhibit 99.1 to this Amendment No. 2 is a copy of the letter, dated September 10, 1998, to be sent by the Reporting Person to the Company requesting that certain shareholder proposals (the "Proposals") relating to the sale of the Company and the termination of the Company's Rights Agreement be included in the Company's proxy materials for the 1998 annual meeting and placed on the agenda for consideration by stockholders at the annual meeting. The letter further requests that the Company's Board of Directors nominate Mr. Eisenberg to fill the Class III Board seat to be elected at the annual meeting, and advises the Company that in the event the Company fails to include the Proposals on the agenda for the annual meeting or to nominate Mr. Eisenberg as a Class III director, the Reporting Person intends to attend the annual meeting and present such Proposals and make such nomination.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    EP Opportunity Fund, L.L.C.
                                    By:   Eisenberg Partners, L.L.C.,
Manager
      September 10, 1998      By:   /S/ J. EISENBERG
                                            Signature:  Jeffrey
Eisenberg, Manager



                                       /S/ JEFFREY EISENBERG, MANAGER
                                    Name/Title